# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

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# FORM 8-K

### CURRENT REPORT PURSUANT TO
### SECTION 13 OR 15(d) OF THE
### SECURITIES EXCHANGE ACT OF 1934

**Date of report (Date of earliest event reported): May 22, 2013**

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# McDONALD'S CORPORATION
**(Exact Name of Registrant as Specified in Charter)**

| **Delaware** | **1-5231** | **36-2361282** |
|:---:|:---:|:---:|
| **(State or Other Jurisdiction of Incorporation)** | **(Commission File Number)** | **(IRS Employer Identification No.)** |

**One McDonald's Plaza**
**Oak Brook, Illinois**
**(Address of Principal Executive Offices)**

**60523**
**(Zip Code)**

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**(630) 623-3000**
**(Registrant's telephone number, including area code)**

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**Not Applicable**
**(Former Name or Former Address, if Changed Since Last Report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.07. Submission of Matters to a Vote of Security Holders.**

The following is a brief description of each matter voted upon at the Annual Shareholders' Meeting of McDonald's Corporation (the "Company") held on May 23, 2013, as well as the number of votes cast with respect to each matter.

Each of the four directors proposed by the Company for re-election was elected by the following votes to serve until the Company's 2014 Annual Shareholders' Meeting or until his respective successor has been elected and qualified. The voting results were as follows:

| Director Name | Votes For | Votes Against | Abstentions | Broker Non-Votes |
|---|---|---|---|---|
| Walter E. Massey | 621,127,944 | 12,454,005 | 2,512,278 | 166,410,866 |
| John W. Rogers, Jr. | 624,228,659 | 9,363,436 | 2,502,132 | 166,410,866 |
| Roger W. Stone | 620,950,781 | 12,588,176 | 2,555,270 | 166,410,866 |
| Miles D. White | 616,495,630 | 17,047,931 | 2,550,666 | 166,410,866 |

The proposal regarding an advisory shareholder vote to approve the compensation awarded to the Company's named executive officers for 2012 was approved by shareholders. The votes on this matter were as follows: 607,115,215 votes for; 23,315,077 votes against; 5,663,935 abstentions; and 166,410,866 broker non-votes.

The proposal regarding an advisory vote to approve the appointment of Ernst & Young LLP to serve as independent auditor for 2013 was approved by shareholders. The votes on this matter were as follows: 792,179,918 votes for; 7,346,421 votes against; and 2,978,754 abstentions. There were no broker non-votes on this matter.

The proposal regarding an advisory vote on a shareholder proposal requesting an annual report on executive compensation was not approved by shareholders. The votes on this matter were as follows: 46,370,321 votes for; 557,617,809 votes against; and 32,106,097 abstentions; and 166,410,866 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting an executive stock retention policy was not approved by shareholders. The votes on this matter were as follows: 199,229,216 votes for; 430,762,205 votes against; and 6,102,806 abstentions; and 166,410,866 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting a human rights report was not approved by shareholders. The votes on this matter were as follows: 180,216,838 votes for; 341,295,875 votes against; and 114,581,514 abstentions; and 166,410,866 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting a nutrition report was not approved by shareholders. The votes on this matter were as follows: 40,088,921 votes for; 451,996,522 votes against; and 144,008,784 abstentions; and 166,410,866 broker non-votes.

**Item 7.01.  Regulation FD Disclosure.**

On May 23, 2013, the Company issued an Investor Release announcing that on May 22, 2013 the Board of Directors declared a quarterly cash dividend.  A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

**Item 9.01.  Financial Statements and Exhibits.**

(d)      *Exhibits.*
99      Investor Release of McDonald's Corporation issued May 23, 2013:
McDonald's Announces Quarterly Cash Dividend

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**McDONALD'S CORPORATION**
(Registrant)

Date:  May 28, 2013

By:  /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No. 99        Investor Release of McDonald's Corporation issued May 23, 2013:
McDonald's Announces Quarterly Cash Dividend

**Exhibit 99**



**Investor Release**

<u>**FOR IMMEDIATE RELEASE**</u>

05/23/2013

**FOR MORE INFORMATION CONTACT:**

Investors:  Chris Stent, 630-623-3801
Media:        Heidi Barker, 630-623-3791

<u>**McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND**</u>

OAK BROOK, IL - Yesterday, McDonald's Board of Directors declared a quarterly cash dividend of $0.77 per share of common stock payable on June 17, 2013 to shareholders of record at the close of business on June 3, 2013.

**Upcoming Communications**

McDonald's Annual Shareholders' Meeting will be webcast live today at 9:00 a.m. (Central Time) on www.investor.mcdonalds.com.  An archived replay and podcast of the meeting will be available for a limited time.

Don Thompson, President and Chief Executive Officer, will participate in the Sanford Bernstein Strategic Decisions conference at 9:00 a.m. (Eastern Time) in New York on May 29, 2013.  This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

The Company plans to release May 2013 sales on June 10, 2013.

**About McDonald's**

McDonald's is the world's leading global foodservice retailer with over 34,500 locations serving more than 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

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